[Letterhead of Carolina Bank Holdings, Inc.]

November 14, 2008

VIA EDGAR, TELECOPIER AND U.S. MAIL

Attn: Ms. Jessica Livingston

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Re:	Carolina Bank Holdings, Inc., Greensboro, North Carolina

Preliminary Proxy Statement on Schedule 14A

Filed October 28, 2008

File No. 000-31877

Dear Ms. Livingston:

This letter is intended to provide supplemental information regarding the above-referenced filing of Carolina Bank Holdings, Inc., Greensboro, North Carolina (the “Registrant”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

The estimated pro forma increase in the Registrant’s consolidated total assets would be 0.90% if the Registrant were to participate in the Treasury Department Capital Purchase Program (“TCPP”) at the minimum proposed level (a $5,349,000 investment) and 2.71% if the Registrant were to participate in the TCPP at the maximum proposed level (a $16,000,000 investment).

There would be no anticipated pro forma effect on the Registrant’s consolidated total liabilities as a result of participation in the TCPP at either the minimum or maximum level.

Participation in the TCPP would, however, be anticipated to result in a material effect on the Registrant’s consolidated stockholders equity and net income. Specifically, the pro forma increase in equity would be 17.06% or 51.03%, based on the Registrant’s participation on the TCPP at the minimum and maximum proposed levels, respectively. The estimated pro forma effect on the Registrant’s net income available to common shareholders and earnings per share available to common shareholders would be (11.63)% and (11.77)%, respectively, based on participation in the TCPP at the minimum level and (34.82)% and (35.13)%, respectively, based on participation at the maximum level.

The Registrant’s estimated pro forma calculations assume that 100% of the net proceeds from the issuance of preferred stock through the TCPP would be invested in fed funds yielding an after tax interest rate of 0.62% and are based on reasonable assumptions regarding the estimated fair value of the TCPP preferred stock and warrants.

In connection with the above responses, the Registrant acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure and its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Sincerely,

CAROLINA BANK HOLDINGS, INC.

/s/ T. Allen Liles
T. Allen Liles
Executive Vice President and
Chief Financial Officer

cc:	Mr. Robert T. Braswell
Mr. Jeff Watkins
Todd H. Eveson, Esq.

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